The Prudential Series Fund
For the period ended 6/30/11
File number 811-03623



Item 77M - Mergers

Shareholder Meeting Date:  March 30, 2011:

To approve an Agreement and Plan of Reorganization (the
"Agreement and Plan"), by and between The Prudential
Series Fund, on behalf of SP Growth Asset Allocation
Portfolio (the "Target Portfolio"), and Advanced Series
Trust, on behalf of AST BlackRock Global Strategies
Portfolio (the "Acquiring Portfolio") and the transactions contemplated thereby, including (i) the transfer of all of the assets of the Target Portfolio to the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all of the liabilities of the Target Portfolio in exchange for full and fractional shares of the Acquiring Portfolio (the "Acquiring
Portfolio Shares"), (ii) the distribution of Acquiring
Portfolio Shares to the shareholders of the Target
Portfolio according to their respective interests in complete liquidation of the Target Portfolio, and (iii) the dissolution of the Target Portfolio as soon as practicable after the Closing (as defined in the Agreement and Plan), all upon and subject to the terms of the Agreement and Plan.

Affirmative       81,644,392.555          90.093%
Against          3,265,941.731          3.604%
Abstain           5,710,871.500          6.302%

Total              90,621,205.786          99.999%